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Exhibit 12.1

THE COCA-COLA COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended July 2,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005

(In millions except ratios)
EARNINGS:
Income from continuing operations before income taxes and changes in accounting principles	$ 5,302	$ 8,946	$ 7,506	$ 7,919	$ 6,628	$ 6,723
Fixed charges	199	422	513	524	271	281
Less:
Capitalized interest, net	—	(4)	(7)	(12)	(10)	(3)
Equity (income) loss, net of dividends	(246)	(359)	1,128	(452)	124	(446)

Adjusted earnings	$ 5,255	$ 9,005	$ 9,140	$ 7,979	$ 7,013	$ 6,555

FIXED CHARGES:
Gross interest incurred	$ 166	$ 359	$ 445	$ 468	$ 230	$ 243
Interest portion of rent expense	32	63	68	56	41	38

Total fixed charges	$ 198	$ 422	$ 513	$ 524	$ 271	$ 281

Ratios of earnings to fixed charges	26.5	21.3	17.8	15.2	25.9	23.3

As of July 2, 2010, the Company was contingently liable for guarantees of indebtedness owed by third parties, including certain VIEs, in the amount of approximately $372 million. Fixed charges for these contingent liabilities have not been included in the computation of the above ratios, as the amounts are immaterial and, in the opinion of management, it is not probable that the Company will be required to satisfy the guarantees. The interest amount, in the above table, does not include interest expense associated with unrecognized tax benefits.

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  Exhibit 12.1
THE COCA-COLA COMPANY AND SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES